CONSENT OF QUALIFIED PERSON

Attention::	Alberta Securities Commission
Autorité des marches financiers
British Columbia Securities Commission
Ontario Securities Commission
Toronto Stock Exchange
American Stock Exchange

I, Charles Johannes Muller, Pr.Sci.Nat., a registered professional natural scientist with the South African Council for Natural Scientific Professionals (SACNASP) (Reg. No. 400201/04), am the author of the technical report entitled “Revised Inferred Mineral Resource Declaration; War Springs (Oorlogsfontein 45KS), Northern Limb Platinum Property, Limpopo Province, Republic of South Africa” (the “Report”), and do hereby consent to the filing of the report with the regulatory authorities referred to above, and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible to the public. I further have consented to the company filing the report on SEDAR.

Dated this 18th day of June 2009.

_____________________________
Charles Johannes Muller
BSc (Hons ),Pr.Sci.Nat.

Directors: CJ Muller, NJ Odendaal, D van Heerden
(Registration No. 2004/029587/07)